

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re:** **Eyegate Pharmaceuticals, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted July 8, 2014**
> **CIK No. 0001372514**

Dear Mr. From:

We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 45

1. We acknowledge your revisions in response to prior comment 11 and have the following comments:
   - Please revise bullet 2 of the lead paragraph to disclose the number of shares of common stock of EyeGate Pharma S.A.S that will be issued in exchange for each Series of Preferred Stock. Revise your disclosure to clarify if the common stock of EyeGate Pharma S.A.S represents the non-controlling interest that will be zero on a pro forma basis.
   - For each Series of Preferred Stock disclose the number of common shares that will be issued upon conversion of preferred stock so that an investor can understand your basis for the 50,196,044 shares that will be issued upon conversion.

- Combine the second and third bullet of the lead paragraph because both are related to the pro forma presentation. Also, disclose the total amount of debt that will convert and the number of common shares to be issued upon conversion of each Note.
- It is not clear why you have the issuance and conversion of the April and June 2014 as separate lines. It appears that these Notes will be converted and will be zero on a pro forma basis. If you believe these line items are meaningful revise the lead paragraph to disclose the amount of short term debt issued in April and June of 2014 and the conversion ratio for each.
- Cash and cash equivalents on a pro forma as adjusted basis should be left blank until the total offering proceeds is determined.
- Revise your disclosure in summary financial data, as applicable.

2. Please revise to include the current portion of long-term debt as part of total capitalization.

Dilution, page 47

3. We note your historical net tangible book deficit changed significantly from December 31, 2013 to March 31, 2014. It appears at March 31, 2014 you did not include convertible preferred stock and non-controlling interests in the calculation. Please explain to us the basis for your revised calculation.

Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders' Deficit, page F-6

4. We note your revisions in response to prior comment 35. However the financial statement starting on page F-10 starts with the balance at December 31, 2010 instead of December 31, 2012. Therefore this page of the financial statement does not foot. Please revise.

5. We are considering your response to prior comment 36 and have the following comments:
   - As previously requested, please explain to us why the part of the proceeds from issuing convertible preferred stock in the years ended December 31, 2007 through 2011 by the Parent was allocated to non-controlling interests. It appears that the amount in non-controlling interests was for the issuance of stock by the subsidiary. Also it is not clear why the line item for the issuance of preferred stock increases non-controlling interests but the line item for the issuance of stock by the subsidiary decreases non-controlling interests.
   - Explain to us why the issuance of Series B Convertible Preferred Stock in 2006 is described as issued by subsidiary when page F-22 discloses that these were subsidiary shares.

- You disclose on page F-20 that on December 8, 2009 the convertible notes and issuance of the Series D stock resulted in total proceeds of $8,259,909, net of issuance costs, of which $4,167,188 were received by the Company's French subsidiary. Reconcile for us the amount received by the French subsidiary to the amount allocated to non-controlling interests for $2,475,659.
- Explain to us why the issuance of Series D Convertible Preferred Stock in 2011 results in a negative amount. Compare the amounts disclosed for this line item in 2011 consolidated statement of convertible preferred stock non-controlling interests and stockholders' deficit with the disclosure on page F-23 that the subsidiary issued shares and the Company purchased shares on February 9, 2011.
- In addition, for each year noted above please provide us with a schedule that shows how the amount that reduces non-controlling interest for the issuance of stock by the subsidiary is calculated.

Notes to Consolidated Financial Statements
6. Debt, page F-18

6. In your response to prior comment 37 you state "the Company will determine the final accounting upon conversion of the 2012 and 2013 Notes under ASC 470-60 - Troubled Debt Restructuring by Debtors." Please advise us when you would expect to finish your determination of the related accounting treatment. We remind you to provide us your analysis of the accounting treatment once you have it determined.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Stephen From
Eyegate Pharmaceuticals, Inc.
July 16, 2014
Page 4

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman
        J. Fraser Collin
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110